Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No.  333-198986

Free Writing Prospectus dated December 8, 2014

Welcome to the Fantex Alshon Jeffery Roadshow Presentation

Disclosures 2 This presentation contains forward-looking statements that are subject to many risks and uncertainties. All statements made during this presentation that are not purely historical are forward-looking statements including, without limitation, statements regarding our strategy, future operations, financial position, future revenues, projected costs, and objectives, including, without limitation, our ability to become profitable or that our net loss will decrease in the future, our expectations regarding future acquired brand income under our brand contract with Alshon Jeffery, our expectations regarding the longevity of his career and his ability to enter into additional included contracts, our expectation that we will enter into other brand contracts, our ability to conduct additional offerings of new tracking series or otherwise finance the purchase of additional acquired brand income, our ability to build a portfolio of brands, our ability to contribute to the contract party's efforts to build brand value, our attribution policies with respect to our series of common stock, our anticipated results of operations, cash needs, spending of the net proceeds from this offering, prospects, growth and strategies, completion of the proposed offering, payments of dividends and conversion of the Fantex Alshon Jeffery tracking stock to platform common stock, and the trends that may affect us or the contract parties. In some cases, you can identify forward-looking statements by terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately," "would," "potential" or the negative of those terms or other words that convey uncertainty of future events or outcomes intended to identify these forward-looking statements. Although the forward-looking statements contained in this presentation are based upon information available at the time the statements are made and reflect management’s good faith beliefs, forward-looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from anticipated future results. Important factors that could cause actual results to differ materially from expectations are disclosed in the preliminary prospectus dated 9/26/14, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake to update or revise any forward-looking statements after they are made, whether as a result of new information, future events, or otherwise, except as required by applicable law. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering of Fantex Alshon Jeffery to which this communication relates, which has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050.

Fantex, Inc.’s Business Fantex, Inc. is a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. 3

Offering Summary 4 Issuer Fantex, Inc. Security Fantex Series Alshon Jeffery Convertible Tracking Stock Offering Size 835,800 shares Offering Price $10 per share Ticker FANTEX: JEFFL Marketplace Fantex ATS Fantex.com Use of Proceeds $7,940,000 of net proceeds will be used to fund the payment of the purchase price to Alshon Jeffery per the Alshon Jeffery Brand Contract Lead Underwriter Fantex Brokerage Services, LLC Qualified Independent Underwriter Stifel, Nicolaus & Company, Incorporated

Investment Highlights PURCHASE REPRESENTS A 42% DISCOUNT TO OUR ESTIMATES OF LIFETIME ACQUIRED BRAND INCOME • Fantex paid dividends of $1 per share to holders of Fantex Vernon Davis, or 10% of the IPO price, within the first 7 months(1) •We estimated $105M in lifetime future brand income. We are acquiring 13% of future brand income, which would result in acquired brand income of approximately $13.68 million based on our estimates. Our brand contract purchase price of $7.94 million represents a discount of almost 42% to our estimates of acquired brand income ANTICIPATED TAX TREATMENT OF DISTRIBUTIONS • Vast majority of dividends are expected to be treated as a return of capital for tax purposes until investment is returned NON-CORRELATED SECURITY IN NEW ASSET CLASS WITH GROWTH POTENTIAL • Linked to brand income of a Pro-Bowl NFL player • Fantex estimates the NFL Salary Cap will increase 5.58% per year from 2014 to 2021, a 46% increase over the 2014 salary cap, or $61.2M of additional salary cap space per team.(2) DIVIDENDS 1. The past performance of any of our tracking stocks is not necessarily indicative of future results, and there can be no assurance that such returns will be achieved in the future or that any other tracking stocks, including Fantex Alshon Jeffery, will achieve comparable results. 2. Estimated by using the historical 5.58% compound annual growth rate of the NFL Salary Cap between 2000 and 2014, and applying that same compound annual growth rate over the seven years between 2014 and 2021. The 2014 NFL Salary Cap is $133M per team.

The Fantex Alshon Jeffery Tracking Stock

Fantex estimates future income potential and offers to purchase a percentage of future cash flows How It Works Endorsements Appearance Fees Playing Contracts Broadcasting 7

If parties agree on terms (including brand definition and purchase price), both parties sign the agreement, contingent on financing How It Works 8

In order to fund the payment of the purchase price, Fantex creates a security, sold through an IPO How It Works SERIES ALSHON JEFFERY 9

As the athlete earns brand income, he pays Fantex the agreed upon percentage, a portion of which may be distributed as dividends What Does Fantex Do With The Cash? Dividends Co- Investment Opportunities Fantex, Inc. Revenue (5%) Brand/ General Expenses(1) (1) Includes pro rata portion of the 5% management fee payable to Fantex Holdings under the management agreement. 10

Agenda The Player 11

College University of South Carolina Biletnikoff Award Finalist MVP of 2012 Capital One Bowl Set single-season school records in both receptions (88) and receiving yards (1,517) NFL Chicago Bears 2nd Round Draft Pick, 45th overall in 2012 NFL Draft Set Bears franchise record for single-game receiving yards (249) Selected for 2014 NFL Pro Bowl 12

The Brand 13

NFL WIDE RECEIVER & AMBASSADOR Alshon Jeffery 14 BRAND VIDEO TEASER

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The Brand Valuation 16

What Makes Up Brand Value? Current Playing Contract Potential Future Playing Contracts Playing Career Broadcasting & Media Speaking Engagements Film & Celebrity Appearances(1) Post Career (examples) Endorsements 17 (1) Excludes amounts payable to Alshon Jeffery as a result of his activities undertaken as an actor or on-screen talent in connection with any form of scripted or unscripted entertainment content developed or produced by Relativity Sports, LLC, Relativity Media, LLC or any of their respective affiliates, in any form of media now known or hereafter devised

Potential NFL Playing Career Length

How Do We Estimate How Long Alshon Jeffery Will Play?

Data Analyzed:

- Wide Receivers on NFL.com that have played in at least 2 NFL seasons
- Caught 1.875 passes per team game in their rookie or second NFL seasons between 1980 and 2013

Size of Dataset:

- 305 players qualified, 220 of which had retired at the end of the 2013 NFL season
- Rounded square root of the retired data set yielded a 15 comparable player dataset
- Comparable players assigned weights based on a mathematical model taking into account statistical production(1), Pro-Bowl selection, and draft position.

Wide Receiver	Career Length	Weight Applied	Wide Receiver	Career Length	Weight Applied
Brian Blades	11	11.57%	Mike Quick	9	5.88%
Anthony Miller	10	9.37%	Johnny Knox	4	5.17%
Andre Rison	14	9.10%	Louis Lipps	9	4.90%
Al Toon	8	9.06%	Mark Duper	11	4.83%
Sterling Sharpe	7	8.68%	Jerry Rice	20	4.66%
Torry Holt	12	7.84%	Henry Ellard	16	4.47%
Cris Collinsworth	8	6.75%	Irving Fryar	17	4.24%
			Randy Moss	14	3.47%



Our Alshon Jeffery Estimate(2):
11 YEARS

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(1) 'Statistical Production' consists of touches from scrimmage (receiving and rushing), yards from scrimmage (receiving and rushing), touchdowns, and games played
(2) Weighted Average yielded a 10.86 year career length estimate, which we rounded up to 11 years for purposes of our valuation

Current Contract

PLAYING SEASON (in thousands, unaudited)					
	2012	2013	2014	2015	TOTAL
NFL Player Salary (1)	$390	$597	$753	$960	$2,700
Signing Bonus	$1,748(2)	—	—	—	$1,748
Workout Bonus(3)	—	—	$50	$50	$100
Total	$2,138	$597	$803	$1,100	$4,638
Available Brand Income Under the NFL Player Contract (4)	—	—	$803	$1,100	**$1,903**

(1) All amounts are payable in equal weekly or bi-weekly installments over the course of the applicable regular season period, commencing with the first regular season game played by the Chicago Bears in each season. Does not include payment of incidental expenses or reasonable reimbursement of incidental expenses incurred by the contract party, including travel, lodging, per diem and other incidental expenses, which amounts are not included in brand income. The NFL player salaries for the 2012, 2013, 2014 and 2015 NFL seasons are subject to the conditional skill, injury and salary cap guarantee. Therefore, in the event that during these contract years the Chicago Bears terminate the NFL player contract (1) because in the sole judgment of the Chicago Bears, Alshon Jeffery's skill or performance has been unsatisfactory as compared with that of other players competing for positions on the Chicago Bears' roster, (2) for salary cap reasons or (3) due to professional football injury Alshon Jeffery is unable to perform his services under the NFL player contract, then Alshon Jeffery will not receive his NFL player salary. For the 2012 season, Alshon Jeffery was eligible to receive a salary of $22,941 for each week, including bye week, that he was a member of the Chicago Bears' 53-man active/inactive roster.

(2) Amounts guaranteed and fully earned

(3) During the 2014 and 2015 NFL seasons, Alshon Jeffery has received or is expected to receive a $50,000 "Workout Bonus" if he participates in 85% and fully satisfies and completes the Chicago Bears' Off-Season Workout Program in that respective year.

(4) Excludes any amounts payable for post-season play and Pro Bowl participation as set forth in Articles 28, 37 and 38 of the CBA. Alshon Jeffery was selected as a participant in the Pro Bowl during the 2013 NFL season, resulting in a $53,000 performance bonus. For additional information about player performance bonuses and potential future post-season and Pro Bowl compensation, please see the section titled "Professional Football Compensation—Additional Bonus Opportunities" on page 145 of the prospectus. A performance bonus of approximately $121,902 was earned for performance during the 2013 season as defined under Article 28 of the Collective Bargaining Agreement between the NFL and the NFL Players' Association, which payment was deferred until April 1, 2016 and is specifically excluded from ABI. Any future performance bonuses will be subject to the brand contract

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Projected Future NFL Playing Contracts Criteria used: Methodology used: Mathematical model used to weight the comparable contracts based on: • Statistical Production (touches from scrimmage, yards from scrimmage, touchdowns, and games played) • Pro-Bowl Selection • Draft Position Alshon Jeffery’s Second NFL Contract(1) 20 Wide Receivers from the initial dataset of 305 players who signed contracts between their third and fifth NFL seasons in 1999 or thereafter: • 92 unique players who entered into a total of 109 contracts • Calculated the rounded square root of the 92 players, and reduced the sample size to the 10 most comparable players who signed 10 contracts 1.We assumed that Alshon Jeffery will renegotiate his NFL playing contract prior to the 2015 season.

Second Contract Comparables

Player	Calendar Year and Season in which the new contract was executed	Length of the contract	Total Compensation under the contract	Avg. Annual Compensation under the Contract	Inflation Adjusted Avg. Annual Compensation amounts to Year 2016(1)	Weights applied to Contract Length and Contract Amounts	Weight Adjusted Contract Length	Weighted Inflation Adjusted Avg. Annual Compensation under the Contract(1)
Anquan Boldin	2005; prior to season 3	6	$23,500,000	$3,916,667	$8,197,320	18.55%	1.11	$1,520,790
Andre Johnson	2007; prior to season 5	6	$59,750,000	$9,958,333	$18,119,546	13.09%	0.79	$2,371,861
Torry Holt	2003; prior to season 5	7	$42,000,000	$6,000,000	$14,444,454	13.07%	0.92	$1,888,598
Percy Harvin	2013; prior to season 5	6	$64,245,000	$10,707,500	$12,801,620	12.71%	0.76	$1,627,550
DeSean Jackson	2012; prior to season 5	5	$48,500,000	$9,700,00	$12,437,866	10.00%	0.50	$1,243,278
Larry Fitzgerald	2008; prior to season 5	4	$40,000,000	$10,000,000	$16,965,370	8.22%	0.33	$1,393,970
Steve Smith	2004; prior to season 4	6	$26,100,000	$4,350,000	$9,764,316	7.86%	0.47	$767,067
Antonio Brown	2012; prior to season 3	5	$41,960,000	$8,392,000	$10,760,678	6.46%	0.32	$694,932
Randy Moss	2001; prior to season 4	8	$75,000,000	$9,375,000	$25,960,660	5.71%	0.46	$1,482,784
Eddie Royal	2012; prior to season 5	3	$13,500,000	$4,500,000	$5,770,144	4.33%	0.13	$249,914

(1) Compensation was adjusted for inflation, from the year in which the players entered into a NFL player contract to the year 2014, based on an annual inflation rate of 7.25%. This inflation rate was determined based upon the compound annual growth rate of salaries for NFL wide receivers that participated in a Pro Bowl and signed contracts between years 4 and 6 of their career between 2003 and 2013. Compensation was adjusted for inflation, from 2014 to 2016, based on an annual inflation rate of 5.58%, the compound annual growth rate of the NFL salary cap between 2000 and 2014.

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Calendar Year and Season in which the new contract was executed Length of the contract(3) Total Compensation under the contract (1) Average Annual Compensation under the contract (1) Alshon Jeffery(2) 2015; prior to Season 4 6 years $79.44 million $13.24 million Projected Future NFL Playing Contracts Alshon Jeffery’s Second NFL Contract 22 Criteria used: Wide Receivers from the initial dataset of 305 players who signed contracts between their third and fifth NFL seasons in 1999 or thereafter: • 92 unique players who signed 109 contracts • Calculated the rounded square root of 92 and reduced the sample size to the 10 most comparable players that signed 10 contracts Methodology used: Mathematical model used to weight the comparable contracts based on: • Statistical Production (touches from scrimmage, yards from scrimmage, touchdowns, and games played) • Pro-Bowl Selection • Draft Position (1) Compensation was adjusted for inflation, from the year in which the players entered into a NFL player contract to the year 2014, based on an annual inflation rate of 7.25%. This inflation rate was determined based upon the compound annual growth rate of salaries for NFL wide receivers that participated in a Pro Bowl and signed contracts between years 4 and 6 of their career between 2003 and 2013. Compensation was adjusted for inflation, from 2014 to 2016, based on an annual inflation rate of 5.58%, the compound annual growth rate of the NFL salary cap between 2000 and 2014. (2) Company estimates for purposes of brand valuation. Future contracts are not guaranteed and actual income may differ. (3) Weighted Average yielded a 5.79 year contract length estimate, which we rounded up to 6 years for purposes of our valuation

Projected Future NFL Playing Contracts Alshon Jeffery’s Third NFL Contract 23 Criteria used: Wide Receivers from the initial dataset of 305 players who signed contracts between their ninth and eleventh NFL seasons in 1999 or thereafter: • 35 unique players who signed 44 contracts • Calculated the rounded square root and reduced the sample size to the 6 most comparable players who signed 8 contracts Methodology used: Mathematical model used to weight the comparable contracts based on: • Statistical Production (touches from scrimmage, yards from scrimmage, touchdowns, and games played) • Pro-Bowl Selection • Draft Position

Third Contract Comparables

	Calendar Year and Season in which the new contract was executed	Length of the contract	Total Compensation under the contract	Avg. Annual Compensation under the Contract	Inflation Adjusted Avg. Annual Compensation amounts to Year 2021(1)	Weights applied to Contract Length and Contract Amounts	Weight Adjusted Contract Length	Weighted Inflation Adjusted Avg. Annual Compensation under the contract
Torry Holt	2009; prior to season 11	3	$20,000,000	$6,666,667	$14,608,762	36.428%	1.093	$5,321,622
Chris Chambers	2010; prior to season 10	3	$12,000,000	$4,000,000	$8,172,734	11.924%	0.358	$974,495
Darrell Jackson	2008; prior to season 9	1	$1,500,000	$1,500,000	$3,525,277	11.851%	0.119	$417,789
Braylon Edwards	2013; prior to season 9	1	$840,000	$840,000	$1,391,217	11.850%	0.119	$164,866
Randy Moss	2007; prior to season 10	1	$3,000,000	$3,000,000	$7,561,719	7.957%	0.080	$601,652
Randy Moss	2008; prior to season 11	3	$27,000,000	$9,000,000	$21,151,661	7.957%	0.239	$1,682,942
Keyshawn Johnson	2004; prior to season 9	4	$13,750,000	$3,437,500	$10,688,922	6.017%	0.241	$643,144
Keyshawn Johnson	2006; prior to season 11	4	$14,000,000	$3,500,000	$9,461,601	6.017%	0.241	$569,297

(1) Compensation was adjusted for inflation, from the year in which comparable players entered into a NFL player contract to the year 2014, based on an annual inflation rate of 7.25%. This inflation rate was determined based upon the compound annual growth rate of salaries for NFL wide receivers that participated in a Pro Bowl and signed contracts between years 4 and 6 of their career between 2003 and 2013. Compensation was adjusted for inflation, from 2014 to 2021, based on an annual inflation rate of 5.58%, the historical compound annual growth rate of the NFL salary cap between 2000 and 2014.

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(1)Compensation was adjusted for inflation, from the year in which comparable players entered into a NFL player contract to the year 2014, based on an annual inflation rate of 7.25%. This inflation rate was determined based upon the compound annual growth rate of salaries for NFL wide receivers that participated in a Pro Bowl and signed contracts between years 4 and 6 of their career between 2003 and 2013. Compensation was adjusted for inflation, from 2014 to 2021, based on an annual inflation rate of 5.58%, the historical compound annual growth rate of the NFL salary cap between 2000 and 2014. (2)Company estimates for purposes of brand valuation. Future contracts are not guaranteed and actual income may differ. (3)Weighted Average yielded a 2.49 year contract length estimate, which we rounded down to 2 years for purposes of our valuation Calendar Year and Season in which the new contract was executed Length of the contract(3) Total Compensation under the contract (1) Average Annual Compensation under the Contract (1) Alshon Jeffery(2) 2021; prior to Season 10 2 years $20.75 million $10.375 million Projected Future NFL Playing Contracts Alshon Jeffery’s Third NFL Contract 25 Criteria used: Wide Receivers from the initial dataset who signed contracts between their ninth and eleventh NFL seasons in 1999 or thereafter: • 35 unique players who signed 44 contracts • Calculated the rounded square root and reduced the sample size to the 6 most comparable players who signed 8 contracts Methodology used: Mathematical model used to weight the comparable contracts based on: • Statistical Production (touches from scrimmage, yards from scrimmage, touchdowns, and games played) • Pro-Bowl Selection • Draft Position

Breaking Down $61M Brand Valuation (Present Value)

Category A	Potential Brand income that is either near-term or guaranteed
Category B	Potential Brand income dependent on longer-term satisfactory performance from current contracts
Category C	Potential Brand income related to anticipated future contracts

	Estimated Lifetime Brand Income		% of Est. Total Lifetime Brand Income		
	Gross amt before applying any discount rate(1)	Net amt after applying discount rates	Gross amt before applying any discount rate	Net amt after applying discount rates	Weighted-average discount rate
Category A(2)	**$773,438**	**$740,132**	**0.73%**	**1.21%**	**4.50%**
NFL Contract (2014)	$753,438	$720,993	0.71%	1.18%	4.50%
Endorsements (2014)	$20,000	$19,139	0.02%	0.03%	4.50%
Category B	**$195,440**	**$143,198**	**0.19%**	**0.24%**	**15.00%**
NFL Contract (2015)(3)	$0	$0	0.00%	0.00%	0.00%
Endorsements (2015 & beyond)	$195,440	$143,198	0.19%	0.24%	15.00%
Category C	**$104,330,610**	**$60,199,928**	**99.08%**	**98.55%**	**11.96%**
Projected Player Contracts	$100,196,050	$58,327,405	95.15%	95.49%	11.81%
Projected Endorsements	$3,884,560	$1,843,543	3.69%	3.02%	15.02%
Projected Post-career	$250,000	$28,980	0.24%	0.05%	20.00%
Total	**$105,299,488**	**$61,083,258**	**100%**	**100%**	**11.87%**

1. *All amounts displayed are estimates of Alshon Jeffery's gross earnings prior to any expenses such as legal fees, travel expenses or self-employment taxes, which are otherwise excluded from brand income. Potential post-season compensation and player performance bonus under the CBA are excluded from lifetime brand income in any of Category A, Category B or Category C.*
2. *Amounts included in Alshon Jeffery's Current NFL Contract are from and after September 7, 2014. Amounts in Endorsements are from and after September 18, 2014.*
3. *We assumed that Alshon Jeffery will renegotiate his NFL playing contract prior to the 2015 season. Accordingly, we did not include any brand income in Category B that is payable to Alshon Jeffery for the 2015 NFL season under his current contract.*

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Agenda Brand Building 27

FOUNDATION = BRAND DEFINITION Start building brands on genuine attributes IPO Create unprecedented connection with brand advocates Ownership=Advocacy 22 DEVELOPING BRAND Leverage social media and Fantex platform to increase reach & deliver genuine content/messaging to targeted demographics STRENGTHEN MESSAGE Align with strategic partners to amplify athlete brand ENTREPRENEURIAL ASPIRATIONAL ENDEMIC LEVERAGE ANALYTICS Use Fantex data to measure brand impact to target demographics How We Expect to Brand Build 28

The Fantex Effect Q: How can Fantex generate returns in excess of its original investment? A: Fantex intends to utilize its unique platform and marketing expertise to: • Establish brand advocates (shareholders) • Increase visibility • Develop an audience that survives into post-career Current contracts(1) <1% Future player contracts 95.15% Future endorsements 3.69% Postcareer <1% 29 (1) Includes non-guaranteed amounts under current NFL contract

A Team With Brand Building Experience • Former General Partner at Benchmark Capital • Investments during tenure: eBay, Juniper, Twitter • Named “Top 25 Behind the Scenes Power Brokers in Silicon Valley” in 1997 by BusinessWeek magazine DAVID BEIRNE CO-FOUNDER & CHAIRMAN BUCK FRENCH CO-FOUNDER & CEO • Former CFO at OnLink • Former CFO at NPTest for its IPO and subsequent sale • Former CFO & CIO at Smart Modular DAVE MULLIN CO-FOUNDER & CFO • Former Co-Founder & CEO of OnLink; sold to Siebel Systems for $609M • Former CEO and Chairman of Securify; sold to Secure Computing • Harvard University MBA & BS in Economics & General Engineering from West Point 30

JACK NICKLAUS ADVISOR FANTEX HOLDINGS • Co-Chairman of Nicklaus Companies • Winner of 18 Majors & 118 professional golf tournaments • Sports Illustrated’s Individual Male Athlete of the Century • Pro Football Hall of Fame Quarterback • 2x Super Bowl Champion • NFL’s 1990 All-Decade Team JOHN ELWAY BOARD OF DIRECTORS FANTEX HOLDINGS Fantex, Inc. Board & Key Advisors • Former General Partner at Benchmark Capital • Investments during tenure: eBay, Juniper, Twitter • Named “Top 25 Behind the Scenes Power Brokers in Silicon Valley” in 1997 by BusinessWeek DAVID BEIRNE CO-FOUNDER & CHAIRMAN BUCK FRENCH CO-FOUNDER & CEO • Former Co-Founder & CEO of OnLink; sold to Siebel Systems for $609M • Former CEO and Chairman of Securify; sold to Secure Computing • Harvard University MBA & BS in Economics & General Engineering from West Point BRUCE DUNLEVIE FANTEX HOLDINGS BOARD • Founder & General Partner Benchmark Capital • Former General Partner Merrill, Pickard, Anderson & Eyre JOSH LEVINE FANTEX HOLDINGS BOARD • Former CTO/COO at E*Trade • Former Director & Head of Equities Technology at Deutsche Bank TERDEMA USSERY DIRECTOR • President and CEO of the Dallas Mavericks • Former CEO of HDNet • Former President of Nike Sports Management JOHN COSTELLO DIRECTOR • President of Global Marketing & Innovation at Dunkin’ Brands Group, Inc. • Former Chief Global Marketing Officer at Yahoo! • Former Senior VP - Marketing & Sales at Pepsi-Cola, USA BILL HOSLER DIRECTOR • CFO, Catellus Acquisition Company • Former CFO, Marcus & Millichap Holdings Companies • Former CFO, Morgan Stanley Real Estate Funds SHAHAN SOGHIKIAN DIRECTOR • Co-Founder and Managing Director of Panorama Capital • Former Head of Venture Capital Program with JPMorgan Partners • Formerly in Mergers and Acquisitions group at Bankers Trust, Inc. and Prudential-Bache Securities, Inc. RONALD MACHTLEY DIRECTOR • President at Bryant University • Director of Amica Mutual Insurance Company • Former United States Congressman from State of Rhode Island 31

Investment Highlights PURCHASE REPRESENTS A 42% DISCOUNT TO OUR ESTIMATES OF LIFETIME ACQUIRED BRAND INCOME • Fantex paid dividends of $1 per share to holders of Fantex Vernon Davis, or 10% of the IPO price, within the first 7 months(1) •We estimated $105M in lifetime future brand income. We are acquiring 13% of future brand income, which would result in acquired brand income of approximately $13.68 million based on our estimates. Our brand contract purchase price of $7.94 million represents a discount of almost 42% to our estimates of acquired brand income ANTICIPATED TAX TREATMENT OF DISTRIBUTIONS • Vast majority of dividends are expected to be treated as a return of capital for tax purposes until investment is returned NON-CORRELATED SECURITY IN NEW ASSET CLASS WITH GROWTH POTENTIAL • Linked to brand income of a Pro-Bowl NFL player • Fantex estimates the NFL Salary Cap will increase 5.58% per year from 2014 to 2021, a 46% increase over the 2014 salary cap, or $61.2M of additional salary cap space per team.(2) DIVIDENDS 1. The past performance of any of our tracking stocks is not necessarily indicative of future results, and there can be no assurance that such returns will be achieved in the future or that any other tracking stocks, including Fantex Alshon Jeffery, will achieve comparable results. 2. Estimated by using the historical 5.58% compound annual growth rate of the NFL Salary Cap between 2000 and 2014, and applying that same compound annual growth rate over the seven years between 2014 and 2021. The 2014 NFL Salary Cap is $133M per team.

Offering Summary 33 Issuer Fantex, Inc. Security Fantex Series Alshon Jeffery Convertible Tracking Stock Offering Size 835,800 shares Offering Price $10 per share Ticker FANTEX: JEFFL Marketplace Fantex ATS Fantex.com Use of Proceeds $7,940,000 of net proceeds will be used to fund the payment of the purchase price to Alshon Jeffery per the Alshon Jeffery Brand Contract Lead Underwriter Fantex Brokerage Services, LLC Qualified Independent Underwriter Stifel, Nicolaus & Company, Incorporated

Thank you for attending our Road Show Presentation Fantex Management

Fantex Alshon Jeffery Conclusion • Management and Board with proven track-record • Alignment with a unique brand • Compelling brand revenue growth opportunities through: . Completion of current contract . Potential follow-on contracts . Post-career brand potential . Potential increase in endorsement revenues both organically and through increased profile with Fantex 35